Exhibit 12-b

                     MORGAN STANLEY DEAN WITTER & CO.

     Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                           (Dollars in millions)


                                                      (Unaudited)
                                                    Three Months Ended
                                                ---------------------------
                                                February 28,   February 28,              Fiscal Year
                                                   1999            1998         1998        1997       1996
                                                -----------    ------------   --------    --------   --------

Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends

Earnings:
   Income before income taxes(l)                   1,672         1,132         $5,385      $4,274     $3,117
   Add:    Fixed charges, net                      2,906         3,168         13,614      10,898      9,026
                                                 -------       -------        -------     -------    -------
     Income before income taxes and
       fixed charges, net                          4,578         4,300        $18,999     $15,172    $12,143
                                                 =======       =======        =======     =======    =======
Fixed charges:
   Total interest expense                          2,877         3,145        $13,514     $10,806     $8,934
   Interest factor in rents                           29            23            100          92         92
   Preferred stock dividends                          18            24             87         110        101
                                                 -------       -------        -------     -------    -------
       Total fixed charges and preferred
          stock dividends                          2,924         3,192        $13,701     $11,008     $9,127
                                                 =======       =======        =======     =======    =======
Ratio of earnings to fixed charges and
        preferred stock dividends                    1.6           1.3            1.4         1.4        1.3

(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.


"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.